UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
GUIDELINE, INC.
(Name of Subject Company (Issuer))
infoUSA INC.
KNICKERBOCKER ACQUISITION CORP.
(Name of Filing Persons (Offeror))
Common Stock, Par Value $0.0001 per share
Series A Preferred Stock, Par Value $0.0001 per share
(Title of Class of Securities)
Common Stock – 401716105
Preferred Stock – None
(CUSIP Number of Class of Securities)
Vinod Gupta, Chairman of the Board and Chief Executive Officer
5711 South 86th Circle
Omaha, NE 68127
(402) 593-4500
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)
With a copy to:
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
(612) 349-8500
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

Not Applicable*	Not Applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

          Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On June 28, 2007, infoUSA and Guideline, Inc. issued the following press release:
FOR IMMEDIATE RELEASE

June 28, 2007
CONTACT:
infoUSA:
STORMY DEAN — CHIEF FINANCIAL OFFICER
Phone: (402) 593-4500 • Fax: (402) 537-6104
E-Mail: ir@infousa.com
JAMI HAHN — DIRECTOR OF CORPORATE COMMUNICATIONS
Phone: (402) 596-7578 • Fax: (402) 339-2564
E-Mail: Jami.Hahn@infousa.com
Guideline:
SCOTT GERARD — CONTROLLER
Phone: (212) 645-4500
E-Mail: Investorrelations@guideline.com
infoUSA® to Acquire Guideline, Inc. (GDLN.OB)
Transaction to Enhance Strategy of Diversified Marketing Service Provider
(OMAHA, NE & NEW YORK, NY)—infoUSA® (NASDAQ: IUSA), the leading provider of proprietary business and consumer databases, sales leads, direct marketing, and email marketing, and Guideline, Inc. (GDLN.OB), the premier single source provider of custom business and market research and analysis, today announced that they have entered into a definitive merger agreement to provide for the acquisition of Guideline by infoUSA. The total transaction value, including the assumption of debt, will be approximately $41.6 million. Founded in 1969 as FIND/SVP, Inc., Guideline services approximately 1,500 corporations in industries such as Pharmaceuticals, Financial Services and Consumer Package Goods. For 2006 Guideline reported $46M in revenue.
Under the terms of transaction, infoUSA will pay $1.35 per share of Guideline common stock, in cash, and an amount equal to the liquidation preference and accrued dividends for outstanding shares of Guideline preferred stock. The acquisition will be effected by a tender offer for all outstanding Guideline shares, followed by a second-step merger. infoUSA will finance the transaction with cash on hand and borrowings under its credit facility. infoUSA expects the acquisition of Guideline to be accretive to earnings in fiscal 2007. The transaction, expected to close in the third quarter of 2007, is subject to customary closing conditions.
Guideline will remain headquartered in New York City and will operate independently as part of infoUSA. Marc Litvinoff, who has been with Guideline since 2004, will become the company’s CEO.
Vin Gupta, Chairman and CEO of infoUSA, stated, “This transaction will significantly increase our presence in the marketing research sector. The transaction fits well with our strategic plan to leverage our existing capabilities by offering Guideline’s highly complementary research services to our existing market research business. Guideline is the nation’s premier single-source provider of customized business research and analysis. Guideline offers research methodologies ranging from on-demand secondary research to in-depth competitive and market intelligence.
The acquisition of Guideline, along with last year’s acquisition of Opinion Research Corporation, is a significant step towards consolidating the fragmented market research industry. Guideline and Opinion Research have many synergies and the two greatly increase our market research presence.”
“I am especially pleased that Marc and his team will remain with us. He shares our vision and our strategy of becoming a truly differentiated and diversified marketing research service provider,” said Mr. Gupta.

Marc Litvinoff commented, “I am looking forward to combining forces with infoUSA, and leveraging the complementary services and products on behalf of our clients. Guideline has undergone a substantial and successful transformation over the past 5 years into one of the nation’s leading providers of diversified business and market research services. I am confident that aligning with infoUSA will be highly beneficial to our clients and employees.”
In connection with the signing of the merger agreement, certain directors and executive officers as well as certain significant shareholders of Guideline, who own in the aggregate approximately 59% of the outstanding shares of Guideline common stock, have entered into agreements with infoUSA pursuant to which they have agreed to tender their shares to infoUSA and, if necessary, vote in favor of the second-step merger and against any competing transaction. Guideline has also granted infoUSA an option to purchase a number of shares of Guideline common stock that, if exercised and subject to certain conditions, would result in infoUSA owning in excess of 90% of the shares of common stock of Guideline, which would allow infoUSA to effect the second-step merger without calling a special meeting of Guideline shareholders.
Additional Information
The tender offer described in this press release has not yet commenced and this announcement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Guideline. Additional details regarding the tender offer and the transaction will be disclosed in tender offer documents, which will be filed concurrently with commencement of the tender offer. If the tender offer described above is commenced, a tender offer statement on Schedule TO will be filed by infoUSA with the Securities and Exchange Commission (the “SEC”) and, following commencement, a solicitation/recommendation statement on Schedule 14D-9 will be filed by Guideline with the SEC. Guideline shareholders are urged to read the tender offer statement, the solicitation/recommendation statement and any other relevant documents relating to the tender offer described above, when they become available, because they will contain important information about Guideline, infoUSA and the proposed transaction. The tender offer statement and the solicitation/recommendation statement should be read carefully before making a decision concerning the transaction.
Guideline shareholders will be able to obtain copies of these documents when they become available, along with other documents filed with the SEC, free of charge, through the website maintained by the SEC at http://www.sec.gov. Shareholders can also obtain, free of charge, copies of the solicitation/recommendation statement when it becomes available, along with any documents Guideline has filed with the SEC, by directing a request to Guideline at 625 Avenue of the Americas, New York, NY 10011, Attention: Controller, telephone: (212) 645-4500.
Guideline shareholders can also obtain, free of charge, copies of the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) when it becomes available, along with any documents infoUSA has filed with the SEC, by directing a request to infoUSA at 5711 S. 86th Circle, Omaha NE 68127, Attention: Chief Financial Officer, telephone: (402) 593-4500.

About infoUSA
infoUSA (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer databases for sales leads & mailing lists, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own 12 proprietary databases under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites. Nearly 4 million customers use infoUSA’s products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and can be contacted at (402) 593-4500. To know more about Sales Leads, click www.infousa.com. To get a 72-hour free trial and 100 free sales leads, click www.salesgenie.com.
Statements in this announcement other than historical data and information constitute forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties include, but are not limited to, risks associated with the consummation of the acquisition of Guideline, such as the willingness of Guideline shareholders to tender their shares or the failure to meet the conditions necessary to consummate the transaction, as well as recent changes in senior management, the successful integration of recent and future acquisitions, fluctuations in operating results, failure to successfully carry out our Internet strategy or to grow our Internet revenue, effects of leverage, changes in technology and increased competition. More information about potential factors that could affect the company’s business and financial results is included in the company’s filings with the Securities and Exchange Commission.
About Guideline, Inc.
Guideline, Inc. (OTC Bulletin Board: GDLN) is the nation’s only single-source provider of customized business research and analysis. Through its end-to-end continuum of On-Demand Business Research, Custom Market Research, Strategic Intelligence, and Product Development Intelligence. Guideline’s research analysts create integrated solutions that enable clients to make informed decisions to address their critical business needs. Guideline specializes in nearly all major industries, including media and entertainment, healthcare and pharmaceuticals, financial and business services and consumer products. Guideline, Inc. is located at 625 Avenue of the Americas, New York, N.Y. 10011. More information is available by calling 212-645-4500 or visiting www.guideline.com.
Forward-Looking Statements
Note: This news release contains “forward-looking statements” within the meaning of the federal securities laws and is intended to qualify for the Safe Harbor from liability established by the Private Securities Litigation Reform Act of 1995, including statements regarding the outlook for Guideline’s markets and the demand for its products and services, earnings per share, cash flows from operations, future revenues and margin requirement and expansion, growth of our annual retainer business, benefits of its strategies and initiatives, the success of new products and services introductions, growth in costs and expenses and the impact of acquisitions, divestitures, restructurings and other unusual items, including the anticipated results of the proposed transaction. These projections and statements are based on management’s estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results could differ materially from those projected as a result of certain factors. Factors that could cause results to vary may include, but are not limited to, the risk that conditions relating to the consummation of the proposed transaction might not be satisfied in a timely manner or at all and other factors included in Guideline’s periodic and other reports filed with the Securities and Exchange Commission.